NORSAT INTRODUCES POWER PRODUCTS LINE AT NAB 2010

Las Vegas, NV –April 13, 2010 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today the Norsat line of quality power products, adding to the Commercial, WiMax and Maritime components series.  The Power Product Line is designed to enhance the performance of Norsat LNB's and BUC's, and providing overall system reliability and peace of mind.

The power supplies - 400W and 1000W - are of the same standard and ruggedness as used in our portable satellite systems. The power supplies have demonstrated proven performance even under the most strenuous conditions.

The Spectrum Analyzer works with laptops to provide on the spot results instantly with built in RSSI. The SA-RSSI will also be available as a "Rack Mountable" system for remote locations operable via a router.  The SA-RSSI is field portable, compact and rugged, weighing only 750 grams.

The new in-line Volt Meter is a compact, lightweight device designed to test the current and voltage for LNB's and low power BUC's. The in-line meter is powered by the modem eliminating the need for a separate power supply.

The L Band Pass Filter works to prevent your modem from being saturated with out of band frequencies, providing the clear signal to improve the performance of your system.

“We are pleased to be introducing several new products from our Microwave Division at this year’s NAB 2010 Show,” said Dr. Amiee Chan, President and CEO. “These product introductions, together with the maritime products introduced earlier this year, demonstrates Norsat’s continuing commitment to innovation and product leadership.”

These products will be on show at NAB 2010 from April 12 – 15, 2010 at the Las Vegas Convention Center.  Norsat will be in booth SU3027. Additional product information is available at www.norsat.com. The NAB 2010 is hosted by the National Assocaiation of Broadcasters and expects to have more than 85,000 audio, video and film content professionals in attendance, representing 157 countries around the world. Further information on NAB 2010 is available at www.nabshow.com.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Laura Garcia

Tel: 604 821-2800 x 135

North America: 1 800 644 4562

Email: Sales@Norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2009, and the Management Discussion and Analysis for the year ended December 31, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.